March 3, 2023

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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Wall

J. Nolan McWilliams

David Irving

Bonnie Baynes

Division of Corporation Finance

Office of Finance

Re:	GSR II Meteora Acquisition Corp.

Definitive Proxy Statement on Schedule 14A

Filed February 8, 2023

File No. 001-41305

To the addressees set forth above:

On behalf of our client, GSR II Meteora Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 22, 2023 (the “Comment Letter”) with respect to the Definitive Proxy Statement on Schedule 14A filed with the Commission by the Company on February 8, 2023. Concurrently with the filing of this letter, the Company has (i) filed a supplement (the “Supplement”) to the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) through EDGAR, and (ii) provided to the Staff supplemental information (the “Supplemental Materials”), as indicated herein, in response to comments two, three, four, twenty-one and twenty-four set forth below and pursuant to verbal communications between the Company and the Staff on February 28, 2022, in a separate letter to the Staff pursuant to a confidential treatment request.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

March 3, 2023

Definitive Proxy Statement filed February 8, 2023

General

1.

Please describe what relationship existed between Oppenheimer and GSR II Meteora after the close of the IPO, including any financial or merger-related advisory services conducted by Oppenheimer. For example, clarify whether Oppenheimer had any role in the identification or evaluation of business combination targets. Please disclose whether Oppenheimer assisted in the preparation or review of any materials reviewed by GSR II Meteora’s board of directors or management as part of their services to GSR II Meteora and whether Oppenheimer has withdrawn its association with those materials and notified GSR II Meteora of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Oppenheimer’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Oppenheimer did not provide any financial or merger-related advisory services with respect to identifying potential target companies for the business combination. Oppenheimer did not prepare or review any of the materials provided to the Company’s board of directors or management as part of their services to the Company and therefore did not withdraw its association with any materials. Oppenheimer’s role in the business combination was limited to participating as underwriter in the Company’s initial public offering, introducing the Company to potential investors and serving as financial advisor to the Company. The Company notes that the disclosure referenced in the last sentence is already included on page 114 of the Proxy Statement.

2.	Please provide us with any correspondence between Oppenheimer and GSR II Meteora relating to Oppenheimer’s resignation.

Response: The Company is supplementally providing the correspondence relating to Oppenheimer’s resignation.

3.

Please provide us with the engagement letter between GSR II Meteora and Oppenheimer. Please discuss the impact on GSR II Meteora of any ongoing obligations that survive termination of the engagement under the engagement letter, including those that you reference on pages 27-28.

Response: The Company is supplementally providing the Staff with the business combination marketing agreement between the Company and Oppenheimer. In response to the Staff’s comment, the Company has supplemented the Proxy Statement on page 1 of the Supplement to add disclosure related to the ongoing obligations that survive termination of the engagement under the engagement letter.

March 3, 2023

4.

Please provide us with a letter from Oppenheimer stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Oppenheimer and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Oppenheimer does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Oppenheimer withdrew from its role as underwriter and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether Oppenheimer performed substantially all the work to earn its fees.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has supplementally provided the Staff with a letter from Oppenheimer stating that Oppenheimer agrees with the statements in the prospectus related to its resignation. In response to the Staff’s comment and Oppenheimer’s response, the Company has supplemented the Proxy Statement on page 1 of the Supplement.

5.

Please revise your disclosure on page 114 under the risk factor captioned “Oppenheimer has resigned from its financial advisory role…” to specifically highlight in this instance that Oppenheimer’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the disclosure related to the withdrawal of investment banks is already included on page 115 of the Proxy Statement. The Company also advises the Staff that Oppenheimer did not indicate to the Company whether or not Oppenheimer’s withdrawal was due to Oppenheimer not wanting to be associated with the disclosure or underlying business analysis related to the transaction.

6.

We note your disclosure on page 28 that “Oppenheimer was not expected to have a significant role in the closing of the business combination.” Please revise to identify what party, if any, will be filling Oppenheimer’s role.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Oppenheimer’s role as financial advisor and underwriter will not be filled by any other financial advisor and has supplemented the Proxy Statement on page 1 of the Supplement.

7.

We understand that Oppenheimer, the lead underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Oppenheimer.

March 3, 2023

Response: The Company acknowledges the Staff’s comment and has supplemented the Proxy Statement on page 1 of the Supplement.

8.

Please tell us whether you are aware of any disagreements with Oppenheimer regarding the disclosure in your proxy statement. Further, please add risk factor disclosure that clarifies that Oppenheimer was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Oppenheimer is waiving such fees and disclaiming responsibility for the proxy statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any disagreements with Oppenheimer regarding the disclosure in the Proxy Statement. In response to the Staff’s comment, the Company has supplemented the Proxy Statement on page 2 of the Supplement. The Company notes that the disclosure in the last sentence is already included on page 114 of the Proxy Statement.

9.

Please disclose whether Oppenheimer provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Oppenheimer was waiving deferred fees, despite already completing their services, please indicate so in your proxy statement. Further, revise the risk factor disclosure to explicitly clarify that Oppenheimer has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: The Company acknowledges the Staff’s comment and has supplemented the Proxy Statement on page 1 of the Supplement.

10.

Please revise the table to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any earn-out shares under each redemption scenario.

Response: The Company acknowledges the Staff’s comment and notes that the disclosure is already included on page 21 of the Proxy Statement. The Company has revised the table to add two additional scenarios as set forth on pages 2 and 3 of the Supplement.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 55

11.	Please tell us, and revise to clarify if the $4 million of underwriting expenses incurred to date were paid to Oppenheimer, or a different underwriter.

March 3, 2023

Response: The Company acknowledges the Staff’s comment and has added additional disclosure on page 1 of the Supplement.

Our products and services may be exploited to facilitate illegal activity, page 66

12.

Refer to the second and third paragraphs of this risk factor. Please place this risk factor in context by describing the specific challenges implementing user due-diligence and other compliance procedures given your business model.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly supplemented the Proxy Statement on page 3 of the Supplement.

If we fail to retain existing users or add users, page 67

13.

Refer to the fourth to last bullet point regarding your fee model. Please describe in a separate risk factor the risks of modification of your fee model, including because of changes to regulation of the markup on Bitcoin sold to users and the potential reputational harm if your business model or marketing practices are perceived as targeting vulnerable communities.

Response: The Company respectfully acknowledges the Staff’s comment and has supplemented the Proxy Statement on page 3 of the Supplement.

The further development and acceptance of cryptocurrency networks, page 75

14.

Refer to your response to comments 14 and 17. Please place this risk factor in context by discussing how recent market disruptions or similar disruptions in the future may cause reputational harm and explain how future market disruptions may otherwise impact your business given the dependence on bitcoin adoption. Please also address risks from the direct or indirect effects of Bitcoin price declines or volatility, including factors that may cause transaction volumes to correlate with declining prices or volatility notwithstanding historical performance. We note in this regard your disclosure in the last paragraph on page 244.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly supplemented the Proxy Statement on page 3 of the Supplement.

The theft, loss, or destruction of private keys, page 81

15.

Refer to your response to comment 12. Please place the risk described in context by disclosing here the current Bitcoin balance in Bitcoin Depot’s hot wallets and the average and maximum amounts held during the twelve months ended December 31, 2022.

March 3, 2023

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the current balance in Bitcoin Depot’s hot wallets is $526,000. The average balance in Bitcoin Depot’s hot wallets during the twelve months ended December 31, 2022 was $287,000 and the maximum balance held during the twelve months ended December 31, 2022 was $961,000. The Company has supplemented the Proxy Statement on page 3 of the Supplement to reflect such information.

Business of Bitcoin Depot, page 231

16.

Please disclose in this section the substance of your response to comment 17. Please also specifically address whether you have experienced any change in transaction volume in the period following the FTX bankruptcy and related market disruptions.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly supplemented the Proxy Statement starting on page 4 of the Supplement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bitcoin Depot

Key Business Metrics and Non-GAAP Financial Measures, page 247

17.	We note your presentation of ‘Adjusted Gross Profit’ and ‘Adjusted EBITDA.’ Please tell us, and revise as appropriate, to address the following.

•	Separate Non-GAAP indicators into a separate and distinct section apart from Key Business Metrics.

•

Tell us why you present ‘Adjusted EBITDA Margin’ which is calculated by dividing ‘Adjusted EBITDA’ by ‘Adjusted Gross Profit’, another Non-GAAP indicator, rather than the most directly comparable GAAP metric, Net Income. Refer to Item 10(e)(1)(A) of Regulation S-K and Question 102.10 in SEC C&DI on the Use of Non-GAAP financial measures.

Response:

•

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 247 through 250 of the Proxy Statement to separate the Non-GAAP indicators and Key Business Metrics into separate sections, as provided on pages 4, 5 and 6 of the Supplement.

•

The Company respectfully acknowledges the Staff’s comment and suggestion that it present the calculation of Adjusted EBITDA Margin by dividing Adjusted EBITDA by Net Income. The Company does not believe such calculation would be valuable to investors and thus has elected to remove the calculation from the Proxy Statement, as provided on pages 4, 5 and 6 of the Supplement.

March 3, 2023

Summary of Critical Accounting Policies and Accounting Estimates, page 262

18.

Please revise to present separately your accounting policy for cryptocurrency held-for-investment and cryptocurrency held-for-sale within your critical accounting policy on page 260, and your accounting policies on pages F-48 and F-82. These should include your impairment policies for both cryptocurrency held-for-investment and held-for-sale. Please be thorough and cite the appropriate authoritative accounting literature that clearly supports your determinations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure regarding Bitcoin Depot’s critical accounting policies related to cryptocurrency held for sale to users and held for investments, as set forth on page 260 and accounting policies on pages F-48 and F-82 of the Proxy Statement, have been revised to separately present Bitcoin Depot’s accounting policies, including Bitcoin Depot’s impairment policies for cryptocurrencies held for sale and held for investment, as provided on page 6 of the Supplement. In addition, the disclosure as set forth on page 251 has been revised as provided on page 6 of the Supplement.

With regard to cryptocurrency held for sale, Bitcoin Depot considered the requirements under ASC 350-30-50-3(b) noting that while impairments of intangible assets are required disclosures, the subject amounts are not quantitatively material because of the short duration of time between the purchase and sale of these assets, and that the cost basis of such assets held by Bitcoin Depot at the end of any given day or any period end in relation to the periods presented are immaterial. In making this determination, Bitcoin Depot considered ASC 105-10-05-6, which indicates that the codification need not be applied to immaterial items.

Lux Vending, LLC (DBA Bitcoin Depot)

Notes to Consolidated Financial Statements December 31, 2021 and 2020 Note 2. Summary of Significant Accounting Policies

(i) Revenue Recognition, page F-51

19.

We note your response to prior comment 33. In that comment, we asked for a robust accounting analysis of your consideration of ASC 815 for accounting for these software transactions as a derivative, citing relevant literature. Your response did not provide this analysis; therefore, we are reissuing that part of the comment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following ASC 815 analysis performed:

Under contracts with its software service customers (operators of BTMs), BitAccess earns a fee equal to a percentage of the actual cash value of each specific transaction processed by the kiosk. Under these contracts, BitAccess has the choice to settle the fixed cash value of the receivable for the fees earned in USD or in Bitcoin (“BTC”). In substantially all cases, BitAccess settles its receivables in BTC based on the USD value of the receivable recorded at the time of the transaction, such that the quantity of BTC at the time of physical settlement will equal a fixed amount of BTC equal in value to the USD value of the receivable originally recorded. Settlement of the USD value of the receivable occurs at various intervals ranging from multiple times per day to monthly, depending on the volume of activity at the subject kiosk.

Example

Assume a kiosk operator (BitAccess’ customer) processed a transaction on June 30 for $1,000 of BTC using the BitAccess platform. The underlying customer contract with the kiosk operator (BitAccess’ customer) specifies that the fee for the software services is 1% of the USD transaction value determined at the time of the transaction. In this example, the fee earned by BitAccess at the time of the transaction is $10 of USD value, which is recorded as a receivable from the kiosk operator (BitAccess’ customer). To settle this receivable, BitAccess may choose to settle the receivable in USD or in an equivalent amount of BTC translated at the spot rate at the time of transaction (i.e., the spot rate on the date of transaction that is equivalent to the USD receivable).

Because BitAccess has the choice to settle in USD or in BTC, Bitcoin Depot first evaluated whether the contract to receive cash or BTC for software services provided represents a derivative contract in its entirety in accordance with ASC 815-10-15-83.

March 3, 2023

ASC 815-10-15-83 defines a derivative as having the following characteristics:

a. Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings.
2.	One or more notional amounts or payment provisions or both.

b. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Bitcoin Depot notes that the transaction fee due arises from the exchange of software services for the right to receive payment. While the underlying customer contracts do not explicitly require settlement in BTC, due to operational efficiencies, all contracts have historically been settled in BTC and Bitcoin Depot has assumed that all future settlements will be in BTC.

Analysis

As noted above, BitAccess has the ability to settle in BTC, or the underlying notional amount of BTC can be converted into USD and, therefore, item a. above is met. Because Bitcoin Depot is required to provide services to the user, there is an initial net investment such that item b. is not met.

Based on the analysis of ASC 815-10-15-83, with respect to the contract as a whole, the right to receive BTC does not represent a derivative contract in its entirety because it would not meet the “no initial net investment” criterion as noted in b. above. Accordingly, Bitcoin Depot concluded the contract in its entirety was not a derivative contract. However, because BitAccess has the ability to receive BTC or the fixed USD amount, further analysis of whether this feature, which arises only after the service is performed and the amount is payable by the user, requires further analysis below.

Additional analysis was performed to further assess whether the contract contains an embedded derivative that would need to be bifurcated in accordance with ASC 815-15-25-1. In light of BitAccess’ ability to elect settlement of the receivable in cash or BTC, Bitcoin Depot concluded that such feature constitutes an embedded feature, and assumed that the embedded feature was a derivative and that none of the scope exceptions in ASC 815-10-15-13 were applicable. However, because the receivable is always settled for the amount recorded (i.e., the USD amount determined at the time of the transaction, translated into the equivalent amount of BTC at the BTC spot rate at the time of transaction), the fair value of the embedded derivative (i.e., the difference between the USD value of the receivable and the amount received in BTC at settlement, translated at the current spot rate) was determined to be de minimis.

To demonstrate the materiality of the unsettled BTC receivables at month end, Bitcoin Depot would like to highlight the following:

During the period from January to July 2022, at each month-end, BitAccess had unsettled receivables, on average, of approximately $350,000. After Bitcoin Depot terminated its agreement with BitAccess’ largest customer in August 2022, the average balance related to unsettled BTC receivables was approximately $60,000 at each month-end for August and September 2022. During the year ended December 31, 2021, the average unsettled receivables at each month-end during such period was $250,685, with the highest receivable balance being approximately $380,575 at the end of October 2021.

The disclosure requirements in ASC 815-15-50-1 with respect to derivative instruments were also considered, and due to the de minimis value of the embedded derivative (as discussed above), no disclosures in this regard were deemed necessary. In making this determination, Bitcoin Depot considered the guidance in ASC 105-10-05-6.

Further, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-51 and F-52 of the Proxy Statement under the caption “(i) Revenue Recognition”, as provided on page 6 of the Supplement.

March 3, 2023

Note 14 - Commitments and Contingencies, page F-71

20.

You disclose on pages F-71 and F-100 that, “The Company has legal proceedings arising in the normal course of business.” We also note the new $22.3 million Canaccord Genuity Corp. claim pending against you disclosed on pages F-73 and F-100. As such, please revise to disclose your consideration of loss contingencies required by ASC 450-20-50.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly supplemented the Proxy Statement on page 6 of the Supplement.

Lux Vending, LLC (DBA Bitcoin Depot)

Notes to Consolidated Financial Statements Periods Ended September 30, 2022 (Unaudited) and December 31, 2021

Note 2. Summary of Significant Accounting Policies

(e) Cryptocurrencies, page F-81

21.

We note your response to prior comment 36 and your disclosure on page 244 that “Bitcoin is now our sole cryptocurrency offering. Bitcoin represents over 99% of our total transaction volume for each of the periods presented in this proxy statement, with the remaining cryptocurrencies accounting for the remaining less than 1% of transaction volume.” Please tell us the following regarding your crypo asset balances.

•	Provide the ending crypto asset balance for every individual day during 2022.

•	Provide the maximum crypto asset balance for every individual day during 2022.

Response: The Company is supplementally providing the data requested by the Staff in the subject comment as well as other documentation as discussed with the Staff, along with related information for the Staff’s consideration.

22.

We note your response to prior comment 36. For cryptocurrency held-for-sale, your response was not fulsome and did not address our concerns regarding your accounting policy for impairment, or your significant 2021 impairment cost of $5.0 million (page 256) on net income of $5.9 million. For those reason(s), we re-issue prior comment 36, asking how you had no impairment on cryptocurrency held-for-sale in 2022 given the volatility and decline in the price of Bitcoin and the fact that you hold cryptocurrency in your hot wallet for periods of time.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the $5.0 million impairment cost in 2021 represents impairments recorded on Bitcoin Depot’s cryptocurrency held for investment as follows: approximately $2.7 million related to BTC and approximately $2.3 million related to Ethereum (“ETH”). The impairment amount disclosed does not include impairments on cryptocurrencies held for sale to users. With respect to impairments on cryptocurrencies held for sale to Bitcoin Depot’s users Bitcoin Depot follows an accounting convention in applying ASC 350 such that impairment on cryptocurrencies being sold on the same day is not evaluated as any impairment and the remaining cost basis are recorded to cost of revenue (excluding depreciation and amortization) on the same day. In addition, due to the immaterial amounts held in Bitcoin Depot’s hot wallets at the end of any day and due to the short duration of time between the initial purchase and sale to users, impairments related to these cryptocurrencies are immaterial during the periods presented and as a result, have not been specifically disclosed as required under ASC 350-30-50-3(b). Bitcoin Depot considered ASC 105-10-05-6 in making this determination. All impairments are recorded to cost of revenue (excluding depreciation and amortization) along with the remaining cost basis of the assets upon the sale.

Additionally, Bitcoin Depot has considered guidance published by the American Institute of Certified Public Accountants (“AICPA”), in the AICPA guide Accounting for and Auditing for Digital Assets - Practice Aid - dated January 2022 (the “2022 AICPA Guide”) and specifically Question 20 and the corresponding response. Question 20 states, “Crypto asset markets often operate continuously, without a traditional market close. How should entities determine the fair value of the crypto asset in such circumstances?” In the response to Question 20, it is noted that in such circumstances, an accounting convention may establish a cut-off time for determining the fair value of the crypto and any convention should be reasonable and consistently applied. Bitcoin Depot believes the guidance in Question and Response 20 of the 2022 AICPA Guide supports Bitcoin Depot’s use of the accounting convention applied because it indicates one cut-off time per day is a reasonable application of this guidance. Bitcoin Depot monitors for changes of facts and circumstances regarding its cryptocurrency holdings and transactions that would require a change to this applied accounting convention.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure regarding Bitcoin Depot’s critical accounting policies related to cryptocurrency held for sale to users and held for investments, as set forth on page 260 and on pages F-48 and F-82 of the Proxy Statement, has been revised to separately present Bitcoin Depot’s accounting policies, including Bitcoin Depot’s impairment policies for cryptocurrencies held for sale and held for investment, as provided on pages 4, 5 and 6 of the Supplement.

March 3, 2023

23.

You state in your response to prior comment 36 that you did not record any impairment related to your investments in Ethereum during 2022, as the market price did not fall below the adjusted carrying values. Please provide us with quantified information to support this statement, given Ethereum’s price history suggests that it was worth significantly less in 2022 than during 2021.

Response: The Company acknowledges the Staff’s comment and has provided the quantified information below to support that there was no further impairment related to Bitcoin Depot’s ETH investment during 2022.

As noted in Bitcoin Depot’s impairment policy, Bitcoin Depot recognizes an impairment when the fair value falls below the adjusted costs basis. When Bitcoin Depot acquired ETH as an investment between March 16, 2021 and June 21, 2021, the original purchase price, and therefore the cost basis of these cryptocurrency purchases, was $8.2 million with a cost basis ranging from approximately $1,629 to $3,429 per ETH coin. In accordance with Bitcoin Depot’s accounting policy, Bitcoin Depot evaluated the ETH for impairment throughout the period during which it held such ETH, noting that the market price of ETH dropped to approximately $1,546 per ETH coin in March 2021 and approximately $1,700 per ETH coin in June 2021. Bitcoin Depot recognized impairments of $2.3 million during the year ended December 31, 2021, based on the foregoing market values. The adjusted cost basis ranged from approximately $1,546 to $1,700 per ETH coin held as of December 31, 2021. The market price of ETH increased significantly to a high of approximately $4,867 per ETH coin in November 2021 and had a closing price of approximately $3,676 per ETH coin as of December 31, 2021.

In January, February, May and June 2022, Bitcoin Depot sold a portion of the ETH investment on an exchange and distributed a portion of the same to its sole member. As of June 6, 2022, Bitcoin Depot had disposed of all of the ETH coins previously held for investment. As reflected in the pricing charts below, the fair value per coin did not fall below the impaired cost basis during the period that Bitcoin Depot held the ETH coins in 2022 and, as such, Bitcoin Depot did not record any further impairments related to the ETH held for investment during such period.

The ETH coin prices identified above are based on Bitcoin Depot’s reference to such prices as quoted on the following website: www.coindesk.com/price/ethereum.

Bitcoin Depot has provided below pricing charts from CoinDesk to evidence the low prices, to facilitate the Staff’s understanding of pricing on dates corresponding to the dates on which Bitcoin Depot acquired ETH—which prices were compared to Coinbase-reported prices, Bitcoin Depot’s principal market, for consistency.

ETH pricing chart as of March 22, 2021

March 3, 2023

ETH pricing chart as of May 17, 2021

ETH pricing chart as of June 21, 2021

March 3, 2023

ETH pricing chart as of July 19, 2021

ETH pricing chart as of May 9, 2022

March 3, 2023

ETH pricing chart as of May 23, 2022

Note 4. Recent Accounting Pronouncements, page F-92

24.

We note your response to prior comment 37 that “Bitcoin Depot holds in its custody and controls a limited amount of crypto in a hot wallet.” Please address the following regarding Staff Accounting Bulletin No. 121 (“SAB 121”) and bifurcate each response for all types of cryptocurrency transaction (BM kiosk, BDCheckout, or directly by an OTC trade), that a user may experience.

•	Provide a detailed example, complete with a timeline, of a customer transaction from when a customer puts in a request to purchase cryptocurrency until the order is fulfilled.

•	Tell us the typical holding period between customer purchase request and order fulfillment.

•	Tell us the average holding period between customer purchase request and order fulfillment.

•	Discuss how you account for orders that are not fulfilled and quantify orders not fulfilled during the periods presented.

•	During the custody period when you hold the cryptocurrency in your hot wallet, address who has the risk of loss - you or the customer.

•	During the custody period when you hold the cryptocurrency in your hot wallet, address how you account for price volatility (e.g., the price of the underlying cryptocurrency increases or decreases).

•	Tell us in detail how you evaluate each transaction for impairment in the event of price decreases.

March 3, 2023

Response: The Company acknowledges the Staff’s comment and respectfully clarifies that in its response to prior comment 37, the Company intended to communicate that Bitcoin Depot controls, and is the accounting owner, of its crypto assets held in its hot wallets throughout the sales process, regardless of the transaction type, until the crypto asset is transferred to the user’s wallet. Bitcoin Depot also provides the following information related to the process for each of its types of cryptocurrency transactions with users:

BTM kiosk

•

Prior to initiating a transaction at a kiosk, the user needs its own digital wallet. The user can create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial), or another existing digital wallet of such user. Bitcoin Depot’s branded wallet is facilitated through an unaffiliated third party. Bitcoin Depot utilizes this wallet infrastructure to offer users the ability to use an un-hosted, non-custodial wallet within the Bitcoin Depot mobile application or through other third-party apps which allow access to non-custodial wallets. Bitcoin Depot is not liable for any losses users may experience because Bitcoin Depot does not have access to users’ wallets or their private keys.

•

Upon using a Bitcoin Depot kiosk for the first time, users are prompted to provide certain information for account creation and verification. This includes accepting Bitcoin Depot’s terms and conditions. Users are required to select from three ranges of cash amounts to be inserted in the kiosk for purchasing Bitcoin. The ranges determine the level of information to be collected from the user in order to comply with relevant AMY/KYC requirements. The user then provides the address of their digital wallet by scanning a QR code or manually inputting the unique wallet address. Cash is then inserted by the user into the kiosk, after which the kiosk confirms the dollar amount and other details of the transaction, including quantity of BTC being purchased.

•

Once the transaction at the kiosk has been initiated, the software installed on the kiosk initiates an Application Programming Interface (“API”) request, transmitted via Bitcoin Depot’s internal software, to Bitcoin Depot’s hot wallet provider to initiate a transfer of the quantity of Bitcoin being purchased by the user from Bitcoin Depot’s hot wallet to the user’s wallet address provided on the public blockchain. The API is initiated immediately. The user is provided with a physical receipt, in addition to a receipt via SMS text after the completion of the kiosk transaction and while the BTC transfer is being affected on the public blockchain. The BTC is electronically delivered to the user’s digital wallet after the transaction is processed on the public blockchain.

•

The typical time between when a transaction is confirmed at the kiosk by the user and the BTC transaction is processed on the public blockchain is approximately 1 to 45 minutes. The Company advises the Staff that 99% of transactions are typical, and on average take 4 minutes to complete, but these times can fluctuate based on the traffic and hash rate on the blockchain. Prior to the time a user inserts cash into a BTM to purchase BTC, Bitcoin Depot holds and maintains custody (i.e., has control and risk of loss) of its BTC until the completion of the kiosk transaction, in conjunction with which Bitcoin Depot initiates a transaction on the blockchain to send the BTC subject to the transaction to the purchasing user’s wallet. Bitcoin Depot never custodies a user’s BTC. Bitcoin Depot takes custody of the user’s cash at the time the cash is inserted into the BTM.

•

As an example (illustrated below), a user initiated a BTC purchase transaction at the kiosk on September 6, 2022 at 13:39 EST for $500 and a coin quantity of approximately 0.021 BTC. The quantity of BTC was transferred out of Bitcoin Depot’s hot wallet into the user’s hot wallet, and published on the blockchain on September 6, 2022 at 14:12 EST. The total time for this transaction was 33 minutes.

BTM Example: User Kiosk, showing transaction was initiated at 13:39 EST

The Company respectfully refers the Staff to Annex A submitted as part of the Supplemental Materials.

Transfer of BTC: Transaction closed at 14:12 EST

The Company respectfully refers the Staff to Annex B submitted as part of the Supplemental Materials.

•

Orders that have not been fulfilled as of period end are recorded as revenue within the period; however, Bitcoin Depot has assessed the impact of any unfulfilled orders on the blockchain and determined such unfulfilled orders to be immaterial. As an example, from 23:00 EST to 23:59 EST on December 31, 2021 and September 30, 2022, Bitcoin Depot recorded $6,789 and $195,193 of revenue from kiosk transactions, respectively. These transactions were subsequently settled the next day.

•

The Company respectfully refers the Staff to Bitcoin Depot’s updated accounting policy for impairment for cryptocurrency for held for sale, as discussed above and provided on pages 4, 5 and 6 of the Supplement.

March 3, 2023

BDCheckout

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BDCheckout allows users similar functionality to Bitcoin Depot’s kiosk where the users can purchase BTC using cash, however, rather than using one of Bitcoin Depot’s kiosks, the user visits a participating retail location which facilitates the transaction.

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In order to execute this type of transaction, the user must download the Bitcoin Depot mobile application. Upon using Bitcoin Depot’s BDCheckout product for the first time, users will be prompted to provide certain information for account creation and verification and accept Bitcoin Depot’s user terms and conditions. The user can create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial). Bitcoin Depot utilizes this wallet infrastructure to offer users the ability to use an un-hosted, non-custodial wallet within the Bitcoin Depot mobile application. As such, Bitcoin Depot is not liable for any losses users may experience because Bitcoin Depot does not have access to users’ wallets or private keys.

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Once the user has performed these steps, the user selects the retail location they wish to visit and taps the ‘Load Cash’ button in the application. The user then selects the purchase amount that they would like to load and their respective wallet. The foregoing will prompt the application to generate a barcode for the retailer to scan. Then, the user visits the participating retail location and provides the cash and the barcode.

•

Once the retailer scans the barcode, the funds have been loaded, and the user completes the transaction in the application by clicking ‘Buy BTC now.’ Once the transaction has been initiated, the application immediately initiates an API request transmitted via internal software to Bitcoin Depot’s hot wallet provider to initiate a transfer of the quantity of BTC purchased by the user out of the hot wallet to the wallet address provided on the public blockchain. This process is the same as the BTM process noted above.

•

The typical holding period from the time a user provides cash to the store operator to initiate the transaction and the completion of BDCheckout transaction is demonstrated by the example provided below. In said example, it took approximately four minutes total time to complete the transaction, reflecting a common hold time for Bitcoin Depot’s BDCheckout transactions.

BDCheckout: Initiation on September 20, 2022 at 10:11 EST

The Company respectfully refers the Staff to Annex C submitted as part of the Supplemental Materials.

Transfer of BTC: Transaction closed September 20, 2022 at 10:15 am

The Company respectfully refers the Staff to Annex D submitted as part of the Supplemental Materials.

•	The average time per transaction may vary, but as a whole, the average holding period is similar to the typical holding period as described above in the BTM kiosk discussion.

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Orders that have not been fulfilled as of period end, are recorded as revenue within the period; however, Bitcoin Depot has assessed the impact of any unfulfilled orders on the blockchain as immaterial. As an example, from 23:00 EST to 23:59 EST on September 30, 2022, Bitcoin Depot recorded $0 of revenue from BDCheckout transactions. Additionally, Bitcoin Depot did not offer BDCheckout until 2022, and thus had $0 revenue from BDCheckout transactions in 2021.

•	The Company respectfully refers the Staff to Bitcoin Depot’s updated policy for impairment of “Cryptocurrency held for sale to customers” on pages 4, 5 and 6 of the Supplement.

OTC

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Bitcoin Depot began offering OTC services in 2021, in connection with which the user would sign up for an account via Bitcoin Depot’s website and be subject to the same user acceptance procedures and user terms and conditions as described above. When the user wanted to make a purchase of BTC, the user would submit a request through Bitcoin Depot’s website or place a phone call to Bitcoin Depot’s customer service desk. Then the user would provide a wire payment to Bitcoin Depot in USD. Bitcoin Depot then initiates a transfer of the BTC out of Bitcoin Depot’s hot wallet to the user provided wallet address. Once the transfer of coins from the BTC hot wallet via the public blockchain takes place, the transaction is complete.

•

The typical holding period from when the user sends cash via wire into Bitcoin Depot’s checking account until the OTC transaction completion is demonstrated by the example provided below. In such example, it took less than 30 minutes total time to fulfill the user’s order and complete the transaction, reflecting a common hold time for Bitcoin Depot’s OTC transactions.

March 3, 2023

•	The average time per transaction may vary, but as a whole, the average holding period is similar to the typical hold period as described above.

•

Orders that have not been fulfilled as of period end, are recorded as revenue within the period; however, Bitcoin Depot has assessed the impact of any unfulfilled orders on the blockchain as immaterial. As an example, from 23:00 EST to 23:59 EST on December 31, 2021 and September 30, 2022, Bitcoin Depot recorded $0 in revenue from OTC transactions, for each respective period.

OTC: Cash wired into Bitcoin Depot’s bank account to begin the transaction

The Company respectfully refers the Staff to Annex E submitted as part of the Supplemental Materials.

OTC Transfer: Transferred to user out of Bitcoin Depot’s wallet

The Company respectfully refers the Staff to Annex F submitted as part of the Supplemental Materials.

•	The Company respectfully refers the Staff to Bitcoin Depot’s updated policy for impairment for cryptocurrency for held for sale on pages 4, 5 and 6 of the Supplement.

Bitcoin Depot assessed its responsibility to safeguard cryptocurrencies in accordance with Staff Accounting Bulletin No. 121 (“SAB 121”) for all transactions with the end user. In making this assessment, Bitcoin Depot first considered guidance published by the AICPA, specifically Question 5 of Appendix B from the 2022 AICPA Guide. Question 5 of the 2022 AICPA Guide provides as follows:

Question 5 - If an entity only provides wallet software tools to a customer whereby the customer generates and controls the private key information, would the entity’s transaction with the customer give rise to a safeguarding obligation within the scope of SAB No. 121?

Response - If the entity only provides software tools to the customer, who then generates and controls the private key information, the transaction does not give rise to a safeguarding obligation.

Bitcoin Depot does not and has never held in its custody any cryptocurrency assets of its users for these revenue streams. As described above, the user can create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial) in the Bitcoin Depot application. Further, Bitcoin Depot contracts with a third-party un-hosted and non-custodial wallet provider to provide the technology to create these wallets (the Company refers the Staff to its response to Comment 25 below for additional information). The user agrees to terms and conditions with the third-party within the Bitcoin Depot application when the wallet creation process occurs. Upon creating the wallet, the user is provided the private keys to such wallet. Due to these procedures, Bitcoin Depot is not liable for any losses users may experience because Bitcoin Depot does not have access to users’ wallets, access to users’ private keys, or insight with respect to the cryptocurrency balances in users’ wallets. As such, Bitcoin Depot does not believe there is an obligation to safeguard these cryptocurrencies, consistent with Question 5 in Appendix B of the 2022 AICPA Guide.

All assets held by Bitcoin Depot or on behalf of Bitcoin Depot on exchange or in its hot wallets either with a third-party custodian or self-custodied are shown on the balance sheet under the caption cryptocurrency until they are transferred to the user on the blockchain. As noted in Question 4 of Appendix B of the 2022 AICPA Guide, if a custodian controls the cryptocurrency itself, the custodian is considered the accounting owner and the custodian does not have a safeguarding obligation over its own asset. Bitcoin Depot purchases cryptocurrency and holds the cryptocurrency in its hot wallets to fulfill sales to users. Bitcoin Depot controls the private keys associated with Bitcoin Depot’s hot wallets and the related cryptocurrency held therein until such crypto is transferred to the user wallets. To the extent that Bitcoin Depot has not fulfilled the order to the user, this is an unperformed performance obligation under ASC 606; however, as noted above, Bitcoin Depot has assessed and determined that the amount of cryptocurrency not provided to the user as of any given period end during the periods presented is immaterial.

25.

We note your disclosure that when using a Bitcoin Depot kiosk to purchase bitcoin, users can create and use a Bitcoin Depot-branded wallet (un-hosted and non-custodial), that is facilitated through an unaffiliated third-party. We further note your disclosure that Bitcoin Depot is not liable for any losses users may experience because Bitcoin Depot does not have access to users’ wallets or their private keys. Please provide us with the following additional information concerning this wallet service offering to your users.

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Tell us whether you entered into a contractual agreement with the unaffiliated third party to provide Bitcoin Depot-branded wallets for your users. Provide us with a summary of the significant terms of any such agreement. Explain whether and how you are paid for your wallets and how the third party is paid for facilitating wallet creation.

March 3, 2023

•	Tell us whether users enter into an agreement with Bitcoin Depot or the unaffiliated third-party in order to create and use a Bitcoin Depot-branded wallet.

•	Tell us whether the users and/or unaffiliated third party maintains the cryptographic key information necessary to access the users’ bitcoin.

•	Tell us how you do not have access to, or any risk of loss related to, user wallets that are accessible via the Bitcoin Depot mobile app.

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Explain how you considered that SAB 121 applies to entities that have obligations to safeguard crypto-assets held for their users and their agents. Tell us whether you believe the unaffiliated third-party who is facilitating the creation of Bitcoin Depot- branded wallets is an agent acting on your behalf and provide us detailed information to support your conclusion.

•	For each period presented, quantify the amount of users’ bitcoin in Bitcoin Depot- branded wallets.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following additional information concerning the white-label wallet offering made available to Bitcoin Depot’s users.

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Bitcoin Depot has entered into a contract with a third party, Airbitz, Inc. d/b/a Edge (“Edge”), to allow for the Bitcoin Depot-branded white-label wallet. The agreement was signed in October 2020 and allows users to utilize their software development kit for wallet creation and associated wallet functions.

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Term. The term of the agreement (“Initial Term”) is one year and automatically renews (each such renewal, a “Renewal Term”) unless either party gives the other written notice of termination at least 60 days prior to the close of the Initial Term or then-current Renewal Term, as applicable.

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Fees. The third party will collect 0.5% or 50 basis points on each (“Unique”) exchange completed in the Bitcoin Depot-branded wallet. Bitcoin Depot may charge a reasonable fee (“Company Fee”) on top of what Edge and the asset exchange charge. Edge will collect its fee and the Company Fee generated from the Unique exchange. Edge will distribute the Company Fee to Bitcoin Depot on a monthly basis paid in BTC as specified in the Payment Terms section noted below. However, Bitcoin Depot does not charge any on-top fees to wallet users.

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Payment Terms. By the fifteenth of each month, the total Company Fee from the prior month is paid to Bitcoin Depot by Edge. All amounts to be paid in accordance with said agreement are paid in BTC at the current exchange rate to the USD, as specified on Bitstamp.com as of the date and time Edge makes the applicable payment. As discussed above, Bitcoin Depot does not charge these fees to wallet users and, as such, does not receive any payments from Edge.

•

Users do enter into an agreement with Edge when they create a Bitcoin Depot white-label wallet and agree to the terms specified by Edge. Such terms can be found at https://edge.app/terms-of-service/ and indicate that the user is agreeing to (among other things) the following with Edge:

Key Highlights

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“If you lose access to your Edge account username and password and you have not separately created corresponding recovery questions and answers, you acknowledge and agree that any cryptocurrency you have associated with that edge account will become inaccessible.”

•	“The software does not constitute an account where Edge or other third parties serve as financial intermediaries or custodians of your cryptocurrency.”

•	“You are responsible for safekeeping your passwords, private key pairs, PINs and any other codes you use to access the software.”

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“The authors of the software, employees and affiliates of Edge, copyright holders, and Airbitz, Inc. cannot retrieve your private keys or passwords if you lose or forget them and cannot guarantee transaction confirmation as they do not have control over the cryptocurrency networks.”

•	Only the user maintains the necessary private keys to access the user’s wallet. Neither Bitcoin Depot nor Edge has the private keys which would allow access to the user’s wallet.

March 3, 2023

Bitcoin Depot neither maintains nor has access to any Bitcoin Depot white-label wallet. Further, as noted above, Bitcoin Depot does not have access to the Bitcoin Depot-branded white-label wallets and does not accept risk of loss. Bitcoin Depot uses an API to transact with the wallet that is presented by a user in connection with a transaction and the user’s wallet address is used to send the purchased Bitcoin to the user’s wallet but does not allow for Bitcoin Depot to see the coins in the wallet. In addition, the user wallets created with Edge can be used by the user for other transactions not associated with Bitcoin Depot (i.e., these wallets can be used for other transaction on other kiosks and money service platforms that are not Bitcoin Depot kiosks).

Bitcoin Depot assessed its need to record a safeguarding liability under SAB 121, with respect to the white-label offering either directly, or as an agent, to determine whether or not Bitcoin Depot is responsible for safeguarding the cryptocurrencies in the wallets depending on the totality of the facts and circumstances, noting the following:

•	The nature of the entity’s involvement (including that of its agents) with the safeguarded assets.

◾

Bitcoin Depot does not safeguard assets for its users. Additionally, Edge is not obligated to safeguard wallet assets. Neither Bitcoin Depot nor Edge has the private keys which would allow access to the end users’ wallet.

•	The entity’s level of involvement (including that of its agents) with the safeguarded assets.

◾

Bitcoin Depot does have the ability to assist in recovering passwords related to the Bitcoin Depot application. However, Bitcoin Depot does not have access to the private keys for access to the users’ wallet.

•	The contractual terms of the arrangement with the third party whose assets are being safeguarded.

◾

There are no explicit or implicit obligations in user terms and conditions that require Bitcoin Depot or Edge to safeguard the assets in the wallets created by users. Neither Bitcoin Depot nor Edge has the private keys to access the user wallet.

•	The contractual terms of any arrangement between the entity and other parties involved in the safeguarding of the assets.

◾	There are explicit terms in the user terms and conditions that indicate there is no obligation by Bitcoin Depot or Edge to safeguard the assets in the wallets created by users.

•	The perception of the third parties whose “crypto-assets” are being safeguarded. For example, would the third party believe the entity is responsible for safeguarding the “crypto-assets”?

◾

Due to the fact that the wallet has Bitcoin Depot labeling it may be perceived by the user that Bitcoin Depot is safeguarding their assets in the wallet. However, Bitcoin Depot only has access to reset the password on the Bitcoin Depot application, in certain circumstances and does not have the access to the end user private keys to the user wallet. As stated in the Proxy Statement and on Bitcoin Depot’s website, as well as its terms of service to which users agree when creating a wallet or transacting with Bitcoin Depot, Bitcoin Depot does not safeguard users’ crypto assets.

•	The degree to which the entity can transact in the “crypto-assets” without the involvement of other parties (for example, move them between wallets).

◾	The user can use their Bitcoin Depot white-label wallet in other transactions on other platforms and for other purposes.

•	The level of involvement the entity has in handling complaints and resolving disputes.

◾

As identified in Bitcoin Depot’s user terms, Bitcoin Depot is not responsible for handling any user complaints associated with such user’s wallet. Bitcoin Depot can only reset the Bitcoin Depot application password or PIN in certain circumstances and does not have access to private keys to the end user’s wallet.

March 3, 2023

•	The entity’s involvement with recordkeeping, including whether the entity knows the public key information or balances, or both of “crypto-assets” safeguarded for third parties.

◾

Bitcoin Depot does not have access to the user wallet information and does not have any rights to obtain wallet information. Bitcoin Depot can only identify what cryptocurrency was transferred to the user wallets based on transactions at the Bitcoin Depot kiosks. However, Bitcoin Depot has no visibility (and no rights such that it could obtain the information relating to the user wallets) into what happens in the user wallet once the coins are transferred, because Bitcoin Depot does not hold the private keys to the end user wallet. Edge does have the wallet IDs for wallets created by Edge, and Edge is able to see activity on the blockchain for such wallets.

•	The degree of the entity’s involvement with transactions involving the safeguarded “crypto-assets,” including who controls the flow of transactions.

◾

Bitcoin Depot only controls the flow of the purchased cryptocurrencies from Bitcoin Depot’s hot wallets to the user wallets to fulfill a purchase transaction at a Bitcoin Depot kiosk or BDCheckout location. Bitcoin Depot has no visibility and no private keys to the wallet created and no rights such that it could obtain the information in the user wallets or insight regarding what happens in the user wallet once the coins are transferred.

•	As reflected above, Bitcoin Depot does not have access to user wallets and thus does not have access to the information regarding the amount of BTC held in Bitcoin Depot-branded wallets by users.

As described above and as reflected in the key provisions of the Edge wallet agreement, Bitcoin Depot does not have any explicit or implicit safeguarding obligations with respect to cryptocurrencies held in the Bitcoin Depot-branded white-labeled users’ wallets.

Example of Bitcoin Depot app, linking to the user terms and conditions for Edge (wallet creation)

As noted above, Bitcoin Depot does not have access to the information within any user’s Bitcoin Depot-branded wallet. Thus, Bitcoin Depot is unable to quantify the amount of user bitcoin held in Bitcoin Depot-branded wallets.

March 3, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. As discussed, we will be available any time to clear comments to meet our scheduled meeting date of March 31.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Lewis Silberman, Co-Chief Executive Officer, GSR II Meteora Acquisition Corp.

Thomas Laughlin, Esq., Kirkland & Ellis LLP

Matthew Pacey, Esq., Kirkland & Ellis LLP